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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------
                                 AMENDMENT NO. 3
                                 ANADIGICS, INC.
                       (Name of Subject Company (Issuer))
                       ----------------------------------
                                 ANADIGICS, INC.
                        (Name of Filing Person (Offeror))
                        ---------------------------------

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
               UNDER THE ANADIGICS, INC. 1995 LONG TERM INCENTIVE
      AND SHARE AWARD PLAN AND THE ANADIGICS, INC. 1997 LONG TERM INCENTIVE
                       AND SHARE AWARD PLAN FOR EMPLOYEES
                         (Title of Class of Securities)

                                    032515108
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

               THOMAS C. SHIELDS                            Copies to:
Senior Vice President and Chief Financial Officer     PETER H. EHRENBERG, ESQ.
                ANADIGICS, Inc.                        Lowenstein Sandler PC
              141 Mt. Bethel Road                       65 Livingston Avenue
               Warren, NJ 07059                          Roseland, NJ 07068
                (908) 668-5000                            (973) 597-2500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                             INTRODUCTORY STATEMENT

This Final Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 3, 2003, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on July 7, 2003, and Amendment No. 2 filed with the Securities and Exchange Commission on July 11, 2003 (as amended the "Schedule TO"), reports the final results of our offer to certain option holders to exchange certain options outstanding under the Plans (as defined in the Schedule TO) to purchase shares of our common stock having an exercise price of more than $10.00 per share for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange, dated July 3, 2003, and the related letter of transmittal, cover letter, electronic mail transmission and electronic mail supplement attached as Exhibits (a)(1), (a)(2), (a)(3), (a)(5) and (a)(11).

Item 4. Terms of the Transaction.

Item 4. of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 5:00 P.M., New York City Time, on Monday, August 4, 2003. Pursuant to the Offer to Exchange, we accepted for cancellation 1,673,931 options to purchase 1,673,931 shares of common stock, representing 54.9% of the options that were eligible to be exchanged in this Offer to Exchange. Upon the terms and subject to the conditions set forth in the Offer to Exchange, we will issue replacement options to purchase an aggregate of 558,106 shares of common stock in exchange for the options surrendered pursuant to the Offer to Exchange, as adjusted for any stock splits, stock dividends and similar events.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

                                     ANADIGICS, INC.

                                     By: /s/ Thomas C. Shields
                                         ---------------------
                                     Thomas C. Shields, Senior Vice President,
                                     Chief Financial Officer and Secretary

Date: August 5, 2003


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